EXHIBIT 5
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, CA 94025
(650) 752-2000
May 18, 2006
KLA-Tencor Corporation
160 Rio Robles
San Jose, California 95134
Ladies and Gentlemen:
     We have acted as counsel to KLA-Tencor Corporation (the “Company”) in connection with the Company’s registration of an aggregate of 9,544,578 shares of common stock (the “Common Shares”) to be issued in exchange for ADE Corporation (“ADE”) common stock pursuant to the Agreement and Plan of Merger among the Company, ADE and South Acquisition Corporation, a wholly owned subsidiary of the Company, dated February 22, 2006 (the “Merger Agreement”).
     We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.
     Upon the basis of the foregoing, we are of the opinion that the Common Shares have been duly authorized and the Common Shares, when issued and delivered in accordance with the Merger Agreement, will have been validly issued, fully paid and non-assessable.
     We are members of the Bars of the State of New York and California and the foregoing opinion is limited to the General Corporation Law of the State of Delaware and the federal laws of the United States of America.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the Common Shares. We also consent to the reference to us under the caption “Legal Matters” in the Proxy Statement/Prospectus contained in such Registration Statement.
     This opinion is rendered to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose. Computershare, as Transfer Agent, may rely upon this opinion as if it were addressed directly to it.
          Very truly yours,
          /s/ DAVIS POLK & WARDWELL